UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Rodovia Presidente Dutra, S/No. - KM 134
Eugênio de Melo, São José dos Campos, São Paulo
Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

São José dos Campos, March 10, 2020 – Embraer S.A. (“Company” or “Embraer”) informs its shareholders that on March 10, 2020, its controlled companies Yaborã Indústria Aeronáutica S.A. (“Yaborã”), Embraer Overseas Limited and Embraer Netherlands Finance B.V., the Company and The Bank of New York Mellon (“Trustee”) entered into the following supplemental indentures related to the Notes referred to below (“Notes” and “Supplemental Indentures”, respectively):

Title of Security	CUSIP/ISIN Nos.	Issuer	Guarantor
5.150% Notes due 2022	CUSIP: 29082AAA5; ISIN: US29082AAA51; NYSE Bond Symbol: ERJ/22	Yaborã	-
5.696% Notes due 2023	CUSIP 144A Notes: 29081YAD8; CUSIP Reg S Notes: G30376AB6; ISIN 144A Notes: US29081YAD85; ISIN Reg S Notes: USG30376AB69	Embraer Overseas Limited	Yaborã
5.050% Notes due 2025	CUSIP: 29082HAA0; ISIN: US29082HAA05; NYSE Bond Symbol: ERJ/25	Embraer Netherlands Finance B.V.	Yaborã
5.400% Notes due 2027	CUSIP: 29082HAB8; ISIN: US29082HAB87; NYSE Bond Symbol: ERJ/27	Embraer Netherlands Finance B.V.	Yaborã

The Supplemental Indentures amend and supplement the relevant indentures governing the Notes to provide that, with effect from the date of each such Supplemental Indenture, Embraer irrevocably and unconditionally, until the date that Embraer ceases to own 100% of the share capital of Yaborã, guarantees the full and punctual payment of the principal, premium, interest, additional amounts and all other amounts that may become due and payable under the indentures and the Notes.

The Supplemental Indentures are being executed in connection with the strategic partnership between Embraer and The Boeing Company (“Boeing”), that includes the segregation and transfer, by Embraer, occurred in January 1st, 2020, of the assets, liabilities, rights and obligations related its commercial aircraft and services operations to Yaborã, that will develop the commercial aircraft and services operations (“Transaction”). Upon consummation of the Transaction, Embraer will hold 20% and Boeing will hold 80% of the share capital of Yaborã. The Transaction remains subject to (i) the approval of the European Union competition authority; and (ii) the satisfaction of certain customary closing conditions.

On March 10, 2020, Yaborã issued a press release in the international market announcing the launch of a consent solicitation process (the “Consent Solicitation Process”) to seek consent from holders of the Notes to amend certain provisions of the indentures governing the Notes (the “Press Release”). A copy of the Press Release was furnished to the Securities and Exchange Commission (SEC File Number: 000-56137). If the amendments to the indentures become affective, Yaborã will take all the necessary measures to request the delisting of the Notes that are currently listed with the New York Stock Exchange and the suspension of its Securities and Exchange Commission reporting obligations.

This announcement does not constitute the solicitation of consents with respect to any Notes. This announcement does not constitute an offer to sell, purchase or exchange, or the solicitation of an offer to sell, buy or exchange the securities referred herein, nor shall there be any offer, purchase or exchange of such securities in any state or jurisdiction in which such an offer would be unlawful prior to the registration or qualification according to the securities laws in such state or jurisdiction.

The Notes and an offering of Notes to investors has not, and will not, be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). The Consent Solicitation Process will not occur in Brazil.

São Paulo, March 10, 2020.

Antonio Carlos Garcia

Executive Vice-President, Financial and Investors Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer